EXHIBIT 8-1

LIST OF MATERIAL SUBSIDIARIES

Canagold carries on its business in large part through its subsidiaries.  Canagold has a number of direct or indirect wholly or majority owned subsidiaries as follows:

New Polaris Gold Mines Ltd. ("New Polaris") (formerly Golden Angus Mines Ltd. - name change effective April 21, 1997) is a corporation formed through the amalgamation of 2820684 Canada Inc. ("2820684"), a former wholly-owned subsidiary of Canagold incorporated under the Canada Business Corporation Act on May 13, 1992, and Suntac Minerals Inc.  Canagold owns 100% of the issued and outstanding shares.

AIM U.S. Holdings Corp. is a corporation duly incorporated in the State of Nevada, USA, on March 14, 2017.  Canagold owns 100% of its issued and outstanding shares.

American Innovative Minerals, LLC ("AIM") is a limited liability company existing pursuant to the laws of Nevada, USA, on January 20, 2011.  Canagold owns 100% membership interest in AIM.